Exhibit 99.4

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL BEGINS OPERATIONS IN CULIACAN – ITS 30th LOCATION

•	Culiacan is AXTEL’s third new city in 2008; all equipped with WiMAX technology

San Pedro Garza Garcia, Mexico, June 17, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a fixed-line integrated telecommunications company in Mexico, announced today the initiation of operations in Culiacan, Sinaloa.  This will be AXTEL’s 30th city of coverage, offering telephony, Internet, data and advanced telecommunications solutions, using WiMAX, among other up-to-the-minute technologies.

AXTEL has initiated operations in three new cities just in the past three weeks, with Culiacan strengthening the Company’s presence in the Pacific coast.

During the inaugural ceremony, Jorge Gerhardus, AXTEL’s Western Regional Director, announced that the Company will invest approximately US$30 million in Culiacan over the next 5 years. The telecommunications service officially began when Mr. Jesus Vizcarra Calderon, Mayor of Culiacan, made the symbolic first call via the AXTEL network.

AXTEL’s initial network deployment covers 90% of Culiacan’s population, offering integrated telecommunications services to residential and business customers, as well as financial institutions and government entities.

“The commencement of operations in Culiacan represents a step forward for AXTEL’s growth strategy in Mexico’s Pacific coast. The Company’s commitment towards high-quality and customer-oriented services combined with AXTEL’s innovative technology and commercial offers should quickly position the Company as the best alternative for voice and Internet solutions in the city of Culiacan”, stated Jorge Gerhardus.

AXTEL, which is the second-largest fixed-telecommunications services company in Mexico, is listed on the Mexican Stock Exchange since December 2005. The Company reported 965 thousand lines in service and 111 thousand Internet subscribers as of the end of the first quarter 2008.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 30 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document may contain certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance and are based on management's current assumptions and information currently available and they're not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.